Exhibit 2.2

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

SYNCHRONY BANK,

AND

PAYPAL (EUROPE) S.À R.L. et CIE, S.C.A

DATED AS OF NOVEMBER 10, 2017

Table of Contents

		Page
ARTICLE I
DEFINITIONS

Section 1.1	Definitions of Certain Terms	1
Section 1.2	Interpretation	12

ARTICLE II
PURCHASE, SALE AND ASSUMPTION

Section 2.1	Purchase and Sale of Assets	13
Section 2.2	Assumption of Liabilities	14
Section 2.3	Excluded Assets and Liabilities	14
Section 2.4	Purchase Price; Purchase Price Adjustment	14
Section 2.5	Tax Treatment	17
Section 2.6	Excluded Receivables	17

ARTICLE III
CLOSING; ASSIGNMENT

Section 3.1	The Closing	17

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Section 4.1	Representations of Seller	18
Section 4.2	Representations of Purchaser	20

ARTICLE V
COVENANTS

Section 5.1	Operation of the Acquired Assets Prior to the Closing	22
Section 5.2	Filings and Consents	22
Section 5.3	Acquisition Proposals	23
Section 5.4	True Sale Opinions	23

ARTICLE VI
TAX MATTERS

Section 6.1	Responsibility for Taxes	23

ARTICLE VII
CONDITIONS

Section 7.1	Conditions Precedent to Obligation of Purchaser	26
Section 7.2	Conditions Precedent to Obligation of Seller	27

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ARTICLE VIII
INTENTIONALLY OMITTED

ARTICLE IX
TERMINATION

Section 9.1	Termination	28
Section 9.2	Effect of Termination	28

ARTICLE X
SURVIVAL; INDEMNIFICATION
Section 10.1	Survival	29
Section 10.2	Indemnification by Seller	29
Section 10.3	Limitations on Indemnification Obligations of Seller	30
Section 10.4	Indemnification by Purchaser	30
Section 10.5	Limitations on Indemnification Obligations of Purchaser	31
Section 10.6	Indemnification; Notice and Settlements	31
Section 10.7	Additional Indemnification Provisions	33
Section 10.8	Exclusive Remedy	33
Section 10.9	Mitigation	33
Section 10.10	Coordination with New Program Agreement	33

ARTICLE XI
MISCELLANEOUS
Section 11.1	Notices	34
Section 11.2	Successors and Assigns	35
Section 11.3	Entire Agreement; Amendment; Waiver	35
Section 11.4	Counterparts	35
Section 11.5	Governing Law and Venue	36
Section 11.6	Waiver of Jury Trial	36
Section 11.7	Severability	36
Section 11.8	Public Announcement	36
Section 11.9	Third-Party Beneficiaries	36
Section 11.10	Expenses	36
Section 11.11	Specific Performance and Other Equitable Relief	37
Section 11.12	Confidentiality	37
Section 11.13	Further Assurances	39

Schedules and Exhibits

Exhibit A	Form of Bill of Sale and Assumption Agreement
Exhibit B	Form of PayPal Guaranty
Exhibit C-1	Form of LuxCo True Sale Opinion
Exhibit C-2	Form of U.S. True Sale Opinion
Exhibit D	Form of Chestnut Participation Termination Letter
Exhibit E	Form of Comenity Termination Letter

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PURCHASE AND SALE AGREEMENT, dated as of November 10, 2017 (this “Agreement”), by and between Synchrony Bank, a federal savings association (“Purchaser”) and PayPal (Europe) S.À R.L. et CIE, S.C.A., a Luxembourg registered credit institution registered with the Luxembourg trade and companies’ register under number R.C.S. Luxembourg B118 349 (“LuxCo” or “Seller”).

RECITALS

WHEREAS, as an integral part of, an inducement to, and in consideration for, the transactions contemplated by this Agreement, concurrently with the execution and delivery of this Agreement, (i) PayPal is executing and delivering to Purchaser the PayPal Guaranty and (ii) Purchaser is entering into each of the Comenity Purchase Agreement, the Chestnut Purchase Agreement and the BMLI Purchase Agreement.

WHEREAS, in consideration for the representations and warranties set forth herein, Purchaser is willing to enter into this Agreement and to consummate the transactions contemplated hereby and thereby.

WHEREAS, the parties hereto desire to enter into this Agreement to provide for the purchase by Purchaser, and the sale by Seller, of the Acquired Assets, on the terms and subject to the conditions set forth herein.

WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser and PayPal, Inc., a Delaware corporation, are entering into that certain Fourth Amended and Restated Consumer Revolving Credit Program Agreement (the “New Program Agreement”).

NOW, THEREFORE, in consideration of the foregoing, and of the mutual representations, promises and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions of Certain Terms.

In this Agreement, the following terms are used with the meanings assigned below:

“Account Agreement” means all agreements entered into and in effect between Comenity and a Borrower prior to the Cut-off Time (together, in each case, with all modifications, amendments, supplements or other changes thereto) under which a Borrower Account has been established and/or maintained with such Borrower, or which otherwise relates to a Borrower Account, and which contains the terms and conditions applicable to the Borrower Account.

“Acquired Assets” means all right, title and interest of Seller in and to the following assets and properties:

(1) all Gross Receivables (other than Charged-Off Receivables) as of the Cut-off Time; and

(2) all rights (including rights of recovery (other than with respect to Excluded Receivables)), claims, credits, causes of action and rights of setoff against third parties related to the assets described in clause (1) above.

“Action” means any claim, action, complaint, petition, suit or other proceeding, whether civil, criminal or administrative, at law or in equity, or before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“After-Tax Basis” means that, in determining the amount of a payment necessary to indemnify any party against, or reimburse any party for, a Loss, the amount of such Loss shall be determined net of any net Tax benefit derived by the Indemnified Party in the taxable year that the Loss is sustained as the result of sustaining such Loss and the amount of such payment shall be increased to take into account any net Tax cost incurred by the recipient thereof in the taxable year of the receipt or accrual of the payment as a result of the receipt or accrual of the payment.

“Aggregate Assets” means (i) the Acquired Assets and (ii) the assets to be conveyed to Purchaser under each of the Comenity Purchase Agreement, the Chestnut Purchase Agreement and BMLI Purchase Agreement.

“Aggregate Purchase Price” means the sum of (i) the Total Consideration, plus (ii) the Comenity Purchase Price, plus (iii) the Chestnut Purchase Price, plus (iv) the BMLI Total Consideration.

“Agreed Percentage” means the percentage set forth on Schedule A.

“Agreement” shall have the meaning set forth in the preamble.

“Applicable Order” means, with respect to any Person, a judgment, injunction, writ, decree, memorandum of understanding, order or requirement of any Governmental Authority, in each case legally binding on that Person or on any of the Acquired Assets.

“Assumed Liabilities” means only the following Liabilities:

(1) all Liabilities in respect of Taxes for which Purchaser is liable pursuant to Article VI;

(2) all Liabilities arising out of the ownership or administration of the Acquired Assets or the operation by Purchaser of its business related thereto with respect to any period commencing after the Cut-off Time; and

(3) all Liabilities arising out of any charge backs or credit with respect to the pre-Cut-off Time Borrower Account activity incurred and processed in the ordinary course of business consistent with past practice.

“Bill of Sale and Assumption Agreement” shall have the meaning set forth in Section 3.1(a).

“BMLI” means Bill Me Later Inc., a Delaware corporation.

“BMLI Purchase Agreement” means a Purchase and Sale Agreement, dated as of the date hereof, by and between Purchaser and BMLI.

“BMLI Receivables” means the Gross Receivables to be conveyed pursuant to the BMLI Purchase Agreement.

“BMLI Total Consideration” means the “Total Consideration” as defined in the BMLI Purchase Agreement.

“BMLI Transaction” means the transactions contemplated by the BMLI Purchase Agreement.

“Borrower” means a Person or Persons in whose name(s) a Borrower Account has been established pursuant to an Account Agreement, or who is obligated to make a payment with respect to any Borrower Account, including any guarantor, co-signor, surety or authorized user.

“Borrower Accounts” means, as of the Cut-off Time, all open consumer credit accounts under the Program, other than the Excluded Accounts.

“Borrower Data” collectively means, to the extent in the possession or control of Seller or any service provider of Seller, as of the Cut-off Time, and in each case whether in hard copy or electronic (including image) format, (a) the files, documents and information reflected on or in the systems or files of Seller or any service provider of Seller and any third party used to process or service the Borrower Accounts to the extent relating to the Acquired Assets (including Borrower Account applications, Account Agreements and modifications, amendments, supplements or other changes thereto, general credit information and records reflecting actions taken to cure any delinquency, charge transaction data and historical customer statements, including online statements (as applicable), Program privacy notices, electronic payment authorization agreements, credit bureau reports, adverse action notices, change in terms notices, and other Borrower notices or disclosures relating to the Acquired Assets); (b) the historical reflection of such files and information, in whatever medium such files and information is stored; (c) all correspondence between Seller or any service provider of Seller and any Borrowers in connection with the Program; (d) all customer service and collections correspondence, notes and other documentation in connection with the Program; and (e) all correspondence with any Governmental Authority related to the Borrower Accounts or the Program Agreement but only to the extent that such correspondence exclusively relates to the Borrower Accounts (and, for the avoidance of doubt, does not include information about Seller’s other accounts or programs). Borrower Data includes solely the data, files, documents and other materials and information referenced above that arise out of Seller’s or any of Seller’s or its Affiliates’ service provider’s servicing of Borrower Accounts for Comenity under the Program Agreement. Data that Seller or any of its Affiliates possess as both service provider to Comenity and in connection with the provision of the PayPal Wallet or other products or services shall be considered both Borrower Data and data retained by Seller or Seller’s Affiliates that is not subject to the requirements herein regarding Borrower Data.

“Borrower Lists” means the list or lists, whether in print, electronic media or other form, of any Borrowers (including, to the extent available, their names, addresses, telephone numbers and social security numbers) and of Persons that have accepted offers for a Borrower Account and in whose names Borrower Accounts have been opened.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks located in New York, New York generally are required or authorized by law or executive order to close.

“Charged-Off Receivables” means any amounts owing from Borrowers with respect to Gross Receivables in the Non-Legacy Pool under Borrower Accounts that have been charged-off or were required to have been charged-off in accordance with the Program Policies and Procedures.

“Chestnut” means Chestnut Receivables Financing LLC.

“Chestnut Purchase Agreement” means a Purchase and Sale Agreement, dated as of the date hereof, by and between Purchaser and Chestnut.

“Chestnut Purchase Price” means the “Purchase Price” as defined in the Chestnut Purchase Agreement.

“Chestnut Transaction” means the transactions contemplated by the Chestnut Purchase Agreement.

“Claim Notice” shall have the meaning set forth in Section 10.6(a).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Master File” means a Master File relating to each of the Borrower Accounts as of the Cut-off Time.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Comenity” means Comenity Capital Bank, a Utah industrial bank.

“Comenity Non-Legacy Pool Participation” means the undivided participation interest held by Comenity in the Non-Legacy Pool pursuant to the Sale and Participation Agreement.

“Comenity Non-Legacy Pool Percentage” means approximately 5.0% as of the date hereof, and such actual percentage as of the Cut-off Time equal to the percentage of the Non-Legacy Pool that has been participated to Comenity pursuant to the Sale and Participation Agreement.

“Comenity Purchase Agreement” means the Purchase and Sale Agreement, dated as of the date hereof, by and between Purchaser and Comenity.

“Comenity Purchase Price” means the “Purchase Price” as defined in the Comenity Purchase Agreement.

“Comenity Transaction” means the transactions contemplated by the Comenity Purchase Agreement.

“Confidential Information” shall have the meaning set forth in Section 11.12(a).

“Constituent Documents” means the charter and bylaws of a corporation, the certificate of limited partnership and limited partnership agreement of a limited partnership, the trust agreement of a trust and the comparable documents of other entities.

“Contract” means with respect to any Person, any agreement, contract, subcontract, indenture, deed of trust or other agreement by which that Person, or any of the Acquired Assets, is bound or subject.

“Correction Amount” shall have the meaning set forth in Section 2.4(b).

“Cut-off Time” means 11:59 p.m. prevailing Eastern Time on the calendar day immediately preceding the Closing Date.

“Deductible” means an amount equal to $10,750,000.

“Deferred Interest Payment” means an amount equal to the LuxCo Percentage multiplied by the product of (i) the Agreed Percentage and (ii) the unbilled accrued deferred interest on the principal balance of deferred interest promotional purchases in the Non-Legacy Pool as of the Cut-off Time, with respect to such deferred interest promotional purchases for which the promotional period has not expired prior to the Cut-off Time, and which unbilled deferred interest actually becomes due and payable by the applicable Borrowers following the Cut-off Time pursuant to the Program Policies and Procedures; provided that the Deferred Interest Payment shall not include any unbilled accrued deferred interest on the principal balance of deferred interest promotional purchases in the Non-Legacy Pool as of the Cut-off Time, to the extent such unbilled accrued deferred interest is in respect of any Excluded Receivable.

“Designated Accounts” means as of the Cut-off Time, all consumer credit accounts under the Program that (a) are accounts held by a Borrower with respect to whom Seller has received written notice that as of the Cut-off Time has filed, or has had filed against such Borrower, proceedings in bankruptcy, trusteeship or receivership; (b) are determined in accordance with Program Policies and Procedures to have fraudulent activity (but not including any replacement account established to hold the portion of the balance of the original account that was not fraudulent); or (c) are not in the name of a living individual and for which no other Person is contractually obligated for the payment thereof.

“Designated Receivables” means, as of the Cut-off Time, all Gross Receivables in respect of Designated Accounts.

“Disclosing Party” shall have the meaning set forth in Section 11.12(a).

“Estimated Closing Statement” means a statement showing (i) Seller’s estimated good faith calculation of the Purchase Price, based on data that was current no more than five Business Days prior to the Cut-off Time and (ii) the Estimated Deferred Interest Payment.

“Estimated Deferred Interest Payment” means an amount equal to Seller’s good faith estimate of the Deferred Interest Payment.

“Estimated Purchase Price” means the good faith estimate of Purchase Price set forth in the Estimated Closing Statement.

“Excluded Accounts” means, as of the Cut-off Time, all consumer credit accounts under the Program (a) that are (1) listed on the “Specially Designated Nationals and Blocked Persons” list published by OFAC on its official website or any replacement website or other replacement official publication of such list, (2) listed on the U.S. Department of State’s Terrorist Exclusion List, or (3) located in or operating under a license issued by a jurisdiction identified by the U.S. Department of State as a sponsor of international terrorism, by the U.S. Secretary of the Treasury as warranting special measures due to money laundering concerns, or as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization of which the U.S. is a member; (b) that have been paid-in-full and closed; (c) with respect to which Seller has made a collection settlement offer to the Borrower, which settlement offer has been fully paid, regardless of whether there remains a deficiency balance as of the Cut-off Time; (d) with respect to which there has been issued an IRS Form 1099-C, or (e) that are accounts subject to collection litigation proceedings instituted by Seller or Comenity.

“Excluded Assets” means the assets of Seller and each of its Affiliates that are not Acquired Assets.

“Excluded Liabilities” means all of the Liabilities of Seller and its Affiliates, other than the Assumed Liabilities, of whatever nature, whether currently in existence or arising hereafter, including: (a) any Liabilities in respect of Taxes for which Seller is liable pursuant to this Agreement; (b) any expenses incurred by Seller incident to its negotiation and preparation of this Agreement; (c) any Liabilities to the extent related to or arising from any Excluded Assets and (d) all Liabilities arising out of the ownership or administration of the Acquired Assets or the operation by Seller of its businesses related thereto with respect to any period commencing and ending before the Cut-off Time (other than with respect to Liabilities of the type described in clause (3) of the definition of “Assumed Liabilities”).

“Excluded Receivables” means, as of the Cut-off Time, (i) all Gross Receivables in respect of Excluded Accounts, (ii) all Charged-Off Receivables and (iii) Designated Receivables as of the Cut-off Time that are charged off or required to be charged-off during the 120-day period after the Closing Date in accordance with the Program Policies and Procedures.

“Federal Funds Rate” means the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more, or, if no such rate is published for a day, the rate published for the preceding Business Day.

“Final Closing Statement” means a statement showing the calculation of the amount of the Purchase Price.

“Financing Statements” shall have the meaning set forth in Section 2.1(b)(2).

“Fundamental Representations” shall have the meaning set forth in Section 10.2(b)(1).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any domestic or foreign federal, state, provincial, tribal or local (or any other political subdivision thereof or supranational) governmental, regulatory or self-regulatory authority, agency, instrumentality, court, tribunal, commission, arbitrator or other governmental, regulatory or self-regulatory entity of applicable jurisdiction, including the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Bureau of Consumer Financial Protection and the Commission de Surveilance du Secteur Financier.

“Gross Receivables” means all amounts owing from Borrowers with respect to Borrower Accounts (including outstanding loans, cash advances, accrued interest, and other extensions of credit, finance charges and any other finance and non-finance fees, charges and interest assessed on the Borrower Accounts).

“Indemnified Party” shall have the meaning set forth in Section 10.6(a).

“Indemnifying Party” shall have the meaning set forth in Section 10.6(a).

“Knowledge of Purchaser” means the actual knowledge, after reasonable inquiry, of Jill Zellmer, Brian Wenzel or Curtis Howse or, in each case, any successor to such individual holding the same or similar functional position or substantially comparable authority to any of the foregoing at Purchaser, any Affiliate of Purchaser or any successor to Purchaser or any Affiliate of Purchaser. For purposes of the definition of “Knowledge of Purchaser,” “reasonable inquiry” by any Person shall be deemed satisfied if such individual reviews his or her files and makes inquiries of his or her direct reports.

“Knowledge of Seller” means the actual knowledge, after reasonable inquiry, of David Ferri and Ryan Marsh or any successor to such individual holding the same or similar functional position or substantially comparable authority to any of the foregoing at Seller, any Affiliate of Seller or any successor to Seller or any Affiliate of Seller. For purposes of the definition of “Knowledge of Seller,” “reasonable inquiry” by any Person shall be deemed satisfied if such individual reviews his or her files and makes inquiries of his or her direct reports.

“Legacy Pool” means the pool of Gross Receivables owing from Borrowers with respect to Borrower Accounts that were originated prior to September 1, 2010 or otherwise allocated to such pool in accordance with the Sale and Participation Agreement.

“Liability” means any debt, obligation or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation or liability is immediately due and payable.

“Lien” means any mortgage, deed of trust, lien, pledge, claim, security interest, encumbrance, hypothecation, charge, option, right of first refusal, transfer restriction, conditional sale agreement or any other interest or restriction of any nature or kind.

“Losses” means any loss, damage, injury, Liability, claim, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees and incidental damages reasonably incurred (including reasonable costs of investigation)), charge, cost or expense of any nature. For the sake of clarity, (a) the amount of any settlement shall not be determinative as to the quantum of indemnifiable “Losses” hereunder (which quantum, if any, shall be determined in accordance with Article X) and (b) “Losses” (i) shall include any costs or expenses of any Actions relating to the enforcement of any Seller Indemnitee’s or Purchaser Indemnitee’s rights pursuant to Article X (but only if such Seller Indemnitee or Purchaser Indemnitee is actually entitled to be indemnified for the underlying claim pursuant to Article X) and (ii) shall exclude special, punitive and consequential damages, unless specifically awarded by a Governmental Authority to a third party and paid to such third party by Seller Indemnitee or Purchaser Indemnitee.

“LuxCo” shall have the meaning set forth in the preamble hereto.

“LuxCo Percentage” means a percentage equal to 100% less the Comenity Non-Legacy Pool Percentage as of the Cut-off Time.

“LuxCo True Sale Opinion” means an opinion from Allen & Overy LLP to Seller, addressed to Seller and provided to Purchaser, subject to Section 5.4, in the form attached as Exhibit C-1 hereto.

“Luxembourg” means the Grand-Duchy of Luxembourg.

“Master File” means the Borrower Account file of the system of records (commonly known as a master file) maintained by or on behalf of Seller or an Affiliate of Seller with respect to the Borrower Accounts, including identification and other customer data, Borrower Account information, Borrower Lists, and any and all Borrower Account adjustments made by or on behalf of Seller and the information set forth on Schedule 1.1(a).

“Material Adverse Effect” means any change, event or effect that, individually or together with any other changes, events or effects, has or could reasonably be expected to have a materially adverse effect on the Aggregate Assets, taken as a whole; provided, however, that the term “Material Adverse Effect” shall not include any change, event or effect attributable to or resulting from: (a) any changes in generally applicable economic conditions or the financing, currency or capital markets in general; (b) any events or changes affecting the banking industry, including the credit card services business or the credit card industry; (c) changes in Requirements of Law, GAAP or regulatory accounting principles; (d) the announcement of the execution of this Agreement, to the extent arising from the identity of the Purchaser; and (e) any action required by the terms of this Agreement or taken at the request of Purchaser; provided that, with respect to each change, event or effect described in clause (a), (b) or (c), such change, event or effect shall only be taken into account in determining a Material Adverse Effect to the extent such change, event or effect disproportionately adversely impacts the Aggregate Assets as compared to other similarly situated portfolios.

“Net Receivables” means all amounts owing (after deduction of unapplied cash and credit balances that remain outstanding, in each case, as of the Cut-off Time) from Borrowers with respect to Borrower Accounts (including outstanding loans, cash advances, accrued interest and other extensions of credit, finance charges and any other finance and non-finance fees, charges and interest assessed on the Borrower Accounts, but excluding unbilled deferred interest that has accrued prior to the Cut-off Time with respect to deferred interest promotional purchases for which the promotional period has not expired prior to the Cut-off Time); provided, however, that the value ascribed to Charged-Off Receivables and Designated Receivables shall be zero.

“New Program Agreement” shall have the meaning set forth in the Recitals.

“Non-Legacy Pool” means the pool of Gross Receivables owing from Borrowers with respect to Borrower Accounts that were originated on or after September 1, 2010, excluding Gross Receivables otherwise allocated to the Legacy Pool in accordance with the Sale and Participation Agreement.

“Objection Notice” shall have the meaning set forth in Section 2.4(b).

“OFAC” means the U.S. Office of Foreign Asset Control.

“Other PSAs” means collectively the BMLI Purchase Agreement, Chestnut Purchase Agreement and Comenity Purchase Agreement.

“PayPal” means PayPal Holdings, Inc., a Delaware corporation.

“PayPal Guaranty” means a guaranty of PayPal, in the form attached hereto as Exhibit B.

“Person” means an individual, a corporation, a partnership, joint venture, joint-stock company, unincorporated organization, a limited liability company, an association, a trust, or other entity or organization, including a Governmental Authority or instrumentality thereof.

“Post-Cut-off Time Payments” shall have the meaning set forth in Section 2.4(c).

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning on the day the Closing occurs.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the day immediately preceding the day on which the Closing occurs.

“Program” means the program providing for the origination, establishment, maintenance, servicing and collection of open-end consumer credit accounts pursuant to and in accordance with the Program Agreement.

“Program Agreement” means that certain Program Agreement, dated as of June 14, 2013, by and among Comenity, PayPal and BMLI.

“Program Policies and Procedures” means the policies, procedures and standards with respect to Borrower Accounts established in connection with the Program (including credit, underwriting, servicing and collection practices, accounting policies (including reserve policies) and practices for charge-offs).

“PSA Residual Information” shall have the meaning set forth in Section 11.12(c).

“Purchase Price” means an amount equal to (i) the product of (A) the LuxCo Percentage multiplied by (B) the Agreed Percentage of the amount of Net Receivables in the Non-Legacy Pool as of the Cut-off Time, minus (ii) the Reserve Adjustment Amount.

“Purchaser” shall have the meaning set forth in the preamble hereto.

“Purchaser Fundamental Representations” shall have the meaning set forth in Section 10.4(b)(1).

“Purchaser Indemnitees” shall have the meaning set forth in Section 10.2.

“Receiving Party” shall have the meaning set forth in Section 11.12(a).

“Representatives” shall have the meaning set forth in Section 11.12(a).

“Requirements of Law” means any U.S. federal, state and local and non-U.S. law, ordinance, statute, written or oral regulatory guidance, treaty, rule, code, judgment, order, decree, regulation or other determination of any arbitrator or Governmental Authority, including all Applicable Orders.

“Requisite Regulatory Approvals” means the consents, registrations, approvals, permits or authorizations set forth on Schedule 4.1(c) hereto.

“Reserve Adjustment Amount” means an amount calculated by applying (A) the loan loss reserve methodology used by Seller and LuxCo with respect to Net Receivables in the Non-Legacy Pool held by Seller during the last full calendar quarter ending prior to the transition to the application of gain on sale accounting by Seller to (B) the aggregate Net Receivables in the Non-Legacy Pool owned by Seller as of the end of the calendar quarter immediately prior to the Cut-off Time.

“Sale and Participation Agreement” means the Receivables Sale and Participation Agreement by and between Comenity and LuxCo dated as of June 14, 2013.

“Seller” shall have the meaning set forth in the preamble hereto.

“Seller Indemnitees” shall have the meaning set forth in Section 10.4(a).

“Special Tax Arrangement” shall have the meaning set forth in Section 6.1(i).

“Taxes” means any federal, state, local or foreign income, gross income, gross receipts, value-added, goods and services, windfall profit, severance, property, production, sales, use, license, excise, franchise, capital, profits, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, occupation, conveyance or environmental tax, or any other tax, custom, levy, duty, governmental fee or other like assessment or charge of any kind whatsoever, any information reporting obligation, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority (including by reason of any failure or delay in the payment of such taxes). Without limiting the foregoing, the terms “Taxes” shall include all United States and non-United States taxes, and federal, state and local taxes, whether owing to any taxing authority or to other Persons; and shall include any transferee Liability in respect of any taxes, including any taxes incurred as a result of being a member of any affiliated, consolidated, combined, or unitary group under Treasury Regulations § 1.1502-6 or any similar provision of foreign, state or local Requirements of Law.

“Tax Return” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“Third Person Claim” shall have the meaning set forth in Section 10.6(a).

“Total Consideration” means an amount equal to the sum of (i) the Purchase Price plus (ii) the Deferred Interest Payment.

“Transaction Documents” means this Agreement, the PayPal Guaranty and the Bill of Sale and Assumption Agreement.

“Transfer Taxes” means all Taxes incurred with respect to the sale or transfer of the Acquired Assets from Seller to Purchaser, regardless of upon whom such Taxes are levied or imposed by Requirements of Law, including sales and use Taxes, real property transfer Taxes, and stamp, documentary, filing, recording, permit or authorization duties or fees; provided, however, that the term “Transfer Taxes” shall not include (a) any Tax measured by, imposed on or applicable to net income, (b) any franchise Tax or business license Tax, (c) any Tax in lieu of a net income Tax, franchise Tax or business license Tax, (d) the Business and Occupation Tax imposed by the State of Washington or any similar tax imposed by a political subdivision of the State of Washington, and (e) the Commercial Activity Tax imposed by the State of Ohio or any similar Tax imposed by any political subdivision of the State of Ohio.

“True Sale Opinions” means the LuxCo True Sale Opinion and the U.S. True Sale Opinion.

“Undifferentiated Losses” shall have the meaning set forth in Section 10.10(c).

“U.S. True Sale Opinion” means an opinion from Sidley Austin LLP to Seller, addressed to Seller and provided to Purchaser, subject to Section 5.4, in the form attached as Exhibit C-2 hereto.

Section 1.2 Interpretation.

(a) In this Agreement, unless the context otherwise requires, any reference to:

(1) the “preamble,” “Recitals,” “Articles,” “Sections” or “Schedules” refers to the preamble or Recitals to, an Article or Section of, or a Schedule to, this Agreement;

(2) a Contract (including this Agreement) refers to such Contract, as amended, modified, supplemented or replaced from time to time in accordance with the terms thereof;

(3) a statute or regulation refers to the statute or regulation, as amended, modified or supplemented from time to time;

(4) this Agreement is to this Agreement, including the Schedules and Exhibits hereto;

(b) Whenever the word “include,” “includes” or “including” is used in this Agreement, it will be deemed to be followed by the words “without limitation.”

(c) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(d) References to “U.S.” shall mean the United States of America.

(e) References to money or dollar amounts shall mean U.S. Dollars unless specified otherwise.

(f) References to “days,” “months” and “years” shall mean calendar days, months and years unless specified otherwise.

(g) The terms “shall” and “will” shall receive the same interpretive meaning.

(h) The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this Agreement.

(i) The Table of Contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(j) Each of the parties has participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted by all of the parties hereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in any of this Agreement.

(k) A reference to any Person includes such Person’s successors and permitted assigns.

(l) Unless the context otherwise requires, the word “or” when used in this Agreement will be deemed to have the inclusive meaning represented by the phrase “and/or.”

ARTICLE II

PURCHASE, SALE AND ASSUMPTION

Section 2.1 Purchase and Sale of Assets.

(a) On the terms and subject to the conditions of this Agreement, at the time of the Closing and effective as of the Cut-off Time, Seller shall sell, convey and assign to Purchaser, free and clear of all Liens (other than the Comenity Non-Legacy Pool Participation), the Acquired Assets, and Purchaser shall purchase all of such Acquired Assets.

(b) (1) The parties hereto intend that for all purposes the transactions contemplated hereby shall be treated as a purchase and sale of the Acquired Assets. Notwithstanding such intent, if for any reason the transactions contemplated hereby are not treated as a purchase and sale of the Acquired Assets by any court of competent jurisdiction, then, as of the Closing, Seller hereby grants to Purchaser a first priority security interest in all of Seller’s right to and interest in, whether now existing or hereafter created or acquired, the Acquired Assets and proceeds thereof to secure a loan deemed to have been made by the Purchaser to Seller in an amount equal to the Purchase Price.

(2) Purchaser shall prepare at or prior to the Closing Date such financing statements (the “Financing Statements”) as Purchaser reasonably determines are necessary or appropriate to fully preserve, maintain and protect the interest of Purchaser in the Acquired Assets and proceeds thereof. Seller hereby authorizes Purchaser to file such Financing Statements and any continuation statements and amendments thereto in all jurisdictions and with all filing offices as Purchaser may reasonably determine are necessary or advisable to protect the interest of Purchaser in the Acquired Assets and proceeds thereof. Following the filing of such Financing Statements in such jurisdictions as Purchaser may reasonably determine are necessary or appropriate to fully preserve, maintain and protect the interest of Purchaser in the Acquired Assets and proceeds thereof, Purchaser shall provide Seller with file-stamped copies of, or filing receipts for, such Financing Statements as soon as available following such filing.

Section 2.2 Assumption of Liabilities. On the terms and conditions of this Agreement, at the time of the Closing and effective as of the Cut-off Time, Purchaser shall assume, pay, discharge and perform as and when due the Assumed Liabilities.

Section 2.3 Excluded Assets and Liabilities. Notwithstanding any provision in this Agreement, Purchaser is acquiring only the Acquired Assets and not any Excluded Assets and assuming only the Assumed Liabilities and not any Excluded Liabilities. The Excluded Assets and Excluded Liabilities will not be conveyed hereunder by Seller and its Affiliates, as the case may be.

Section 2.4 Purchase Price; Purchase Price Adjustment.

(a) No later than two Business Days before the Closing, Seller will deliver or cause to be delivered to Purchaser the Estimated Closing Statement.

(b) Seller shall deliver or cause to be delivered to Purchaser the Closing Master File within ten Business Days after the Closing. Within 45 days after the Closing, Purchaser will deliver to Seller a Final Closing Statement and reasonably detailed documentation to support the calculations contained therein. Seller will, within 60 days after delivery of the Final Closing Statement and the related information, determine and notify Purchaser if Seller believes that there were any (1) inaccuracies in the preparation of the Final Closing Statement or (2) differences between the Estimated Closing Statement and the Final Closing Statement that require an adjustment of the Purchase Price, together with Seller’s calculation of the Purchase Price and reasonably detailed documentation to support the calculation thereof (any such notice, an “Objection Notice”). If Seller does not deliver an Objection Notice prior to the end of such 60-day period, the Final Closing Statement (and the Purchase Price set forth therein), as delivered by Purchaser, shall be final and binding upon the parties. To the extent that Seller delivers an Objection Notice prior to the end of such 60-day period, Seller and Purchaser shall use commercially reasonable efforts to resolve any differences with respect to the adjustments to the Purchase Price required by this Section 2.4(b). If any disputes with respect to such adjustments to the Purchase Price remain unresolved for more than ten Business Days after the expiration of the above-referenced 60-day period, Purchaser and Seller will promptly select a mutually agreed-upon, nationally recognized accounting firm in the United States to determine the correct Purchase Price, which determination will be conclusive and binding on Purchaser and Seller and unappealable absent manifest error. The fees of such accounting firm will be shared by Purchaser and Seller in proportion to the relative differences between their respective calculations of the Purchase Price and the amount determined by the accounting firm. After the Purchase Price has been finally determined in accordance with this Section 2.4(b), the party that had a net benefit from such inaccuracies and/or differences, if applicable, will promptly pay to the other party in immediately available funds (in U.S. dollars) to an account designated by such other party an amount equal to the absolute value of the difference between the Purchase Price as originally calculated in the Estimated Closing Statement and the Purchase Price as finally determined pursuant to this Section 2.4(b) (any such payment being referred to herein as the “Correction Amount”). Payment of the Correction Amount will be accompanied by a payment of interest on such Correction Amount for the period from and including the Closing Date but excluding the date of payment of such Correction Amount at a rate per annum equal to the Federal Funds Rate on the Closing Date. Any such Correction Amount shall be treated as an adjustment to the Purchase Price.

(c) Seller shall be entitled to retain payments on Borrower Accounts from Borrowers received and posted to the Borrower Accounts by Seller on or prior to the Cut-off Time. All payments received by Seller after the Cut-off Time related to the Borrower Accounts or received prior to the Cut-off Time but not posted to the relevant Borrower Account on or prior to the Cut-off Time shall belong to Purchaser and shall be an Acquired Asset (any such payments, “Post-Cut-off Time Payments”). Upon receipt of any Post-Cut-off Time Payment, Seller shall remit the full amount of such Post-Cut-off Time Payment to Purchaser in accordance with the terms of the New Program Agreement.

(d) If during the 120-day period following the Closing Date, it is determined that any Gross Receivable purchased at Closing was (or, in the case of an Excluded Receivable identified in clause (iii) of the definition of Excluded Receivables, becomes) an Excluded Receivable, then Seller shall repurchase such Gross Receivable from Purchaser, on demand, for an amount equal to (A) the LuxCo Percentage multiplied by the product of the Agreed Percentage and the amount of such Net Receivable as of the Cut-off Time as reflected in the Final Closing Statement as finally determined in accordance with Section 2.4(b), less (B) any payments received by Purchaser in respect of such Excluded Receivable between the Cut-off Time and the date of such payment, and upon receipt of such payment Purchaser will reconvey such Excluded Receivable to Seller. Any payments under this Section 2.4(d) shall be deemed to be an adjustment to the Total Consideration hereunder.

(e) If during the 120-day period following the Closing Date, it is determined that (i) any Gross Receivable designated as an Excluded Receivable as of the Cut-off Time should have not been so classified or (ii) any Designated Receivable as of the Cut-off Time is not charged off and is not required to be charged-off during such 120-day period in accordance with the Program Policies and Procedures, then Purchaser shall purchase (in the case of any such Excluded Receivable) such Gross Receivable from Seller or pay for (in the case of any such Designated Receivable) such Gross Receivable to Seller, on demand, for an amount equal to (A) the LuxCo Percentage multiplied by the product of the Agreed Percentage and the amount of such Net Receivable, in each case as of the Cut-off Time, less (B) any payments received by Seller in respect of such Gross Receivables between the Cut-off Time and the date of such payment, and upon receipt of such payment such Seller will convey such Gross Receivable designated as an Excluded Receivable as of the Cut-off Time to Purchaser. Any payments under this Section 2.4(e) shall be deemed to be an adjustment to the Total Consideration hereunder, and any Designated Receivable in respect of which payment is required to be made by Purchaser under this Section 2.4(e) shall no longer be deemed to be a Designated Receivable.

(f) No later than 270 days following the Closing, Seller will deliver or cause to be delivered to Purchaser a statement setting forth the Deferred Interest Payment (which amount shall be calculated after giving effect to the determinations made in clauses (d) and (e) above), and reasonably detailed documentation to support the calculation thereof. Purchaser will, within 30 days after delivery of the such statement and the related information, determine and notify Seller if Purchaser believes that there were any (1) inaccuracies in the calculation of the Deferred Interest Payment or (2) differences between the Estimated Deferred Interest

Payment and the Deferred Interest Payment that require an adjustment, together with Purchaser’s calculation of the Deferred Interest Payment and reasonably detailed documentation to support the calculation thereof. If Purchaser does not deliver such notice prior to the end of such 30-day period, the Deferred Interest Payment as determined by Seller, shall be final and binding upon the parties. To the extent that Purchaser does deliver such notice prior to the end of such 30-day period, Seller and Purchaser shall use commercially reasonable efforts to resolve any differences with respect to the adjustments to the Deferred Interest Payment. If any disputes with respect to such adjustments to the Deferred Interest Payment remain unresolved for more than ten Business Days after the expiration of the above-referenced 30-day period, Purchaser and Seller will promptly select a mutually agreed-upon, nationally recognized accounting firm in the United States to determine the correct Deferred Interest Payment, which determination will be conclusive and binding on Purchaser and Seller and unappealable absent manifest error. The fees of such accounting firm will be shared by Purchaser and Seller in proportion to the relative differences between their respective calculations of the Deferred Interest Payment and the amount determined by the accounting firm. After the Deferred Interest Payment has been finally determined in accordance with this Section 2.4(f), the party that had a net benefit from such inaccuracies and/or differences, if applicable, will promptly pay to the other party in immediately available funds (in U.S. dollars) to an account designated by such other party an amount equal to the absolute value of the difference between the Estimated Deferred Interest Payment as originally calculated in the Estimated Closing Statement and the Deferred Interest Payment as finally determined pursuant to this Section 2.4(f).

Section 2.5 Tax Treatment. For the avoidance of any doubt, Seller and Purchaser agree that the transactions contemplated hereby shall be treated by each of Seller, Purchaser and their respective Affiliates, as a sale of the Acquired Assets as such by Seller to Purchaser for all federal and state income Tax purposes and not as a sale of any equity interest encompassing the Acquired Assets. Seller and Purchaser and their respective Affiliates shall report, act and file Tax Returns in all respects and for all purposes consistent with such treatment and will not voluntarily take any position inconsistent therewith upon any examination of any Tax Return, in any audit, proceeding or otherwise with respect to any Tax Return unless prohibited by any Requirement of Law.

Section 2.6 Excluded Receivables. It is hereby acknowledged and agreed by Purchaser that (a) with respect to the Excluded Receivables identified in clauses (i) and (ii) of the definition of Excluded Receivables, immediately following the consummation of the Comenity Transaction, Purchaser shall be deemed to have sold, conveyed and assigned to Seller, and relinquished, released and disclaimed any further rights with respect to, all such Excluded Receivables as of the Cut-off Time and (b) with respect to the Excluded Receivables identified in clause (iii) of the definition of Excluded Receivables, as of the 120th day after the Closing Date, Purchaser shall hereby sell, convey and assign to Seller, and shall be deemed to have relinquished, released and disclaimed any further rights with respect to, all such Excluded Receivables as of such date.

ARTICLE III

CLOSING; ASSIGNMENT

Section 3.1 The Closing. The closing of the purchase and sale of the Acquired Assets and assumption of the Assumed Liabilities (the “Closing”) will take place at 8:00 a.m. prevailing Eastern Time on July 2, 2018, or, if each of the conditions set forth in Sections 7.1 and 7.2 (other than such conditions which, by their nature, are to be satisfied at the Closing) have not been satisfied or waived on or prior to such date, on the second Business Day following the satisfaction or waiver of such conditions or such other date as Seller and Purchaser may mutually agree in writing (the “Closing Date”). The parties intend that the transactions contemplated hereby shall be consummated concurrently with the consummation of the Chestnut Transaction, Comenity Transaction and BMLI Transaction.

(a) At the Closing, Seller and Purchaser will deliver or cause to be delivered to each other an instrument of sale, assignment, transfer and conveyance of the Acquired Assets and the assumption of the Assumed Liabilities, respectively, in substantially the form set forth in Exhibit A, duly executed by Seller and Purchaser (the “Bill of Sale and Assumption Agreement”).

(b) Purchaser will pay at the Closing an amount equal to the Estimated Purchase Price plus the Estimated Deferred Interest Payment, by wire transfer of immediately available funds (in U.S. dollars) to an account or accounts of Seller or an Affiliate thereof, such account or accounts to be specified by Seller not less than two Business Days before the Closing Date. Purchaser acknowledges that it has undertaken to repay the Reserve Adjustment Amount to LuxCo if due as set forth in Section 8.3(f) of the New Program Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Section 4.1 Representations of Seller. Seller represents and warrants to Purchaser as follows:

(a) Existence and Authority. Seller is a corporate partnership limited by shares (société en commandiate par action) duly incorporated under Luxembourg law, and Seller has the requisite licences, power and authority to own its assets, and is duly qualified and/or licensed to do business in each jurisdiction where the ownership or operation of the Acquired Assets requires such qualification or license.

(b) Authorization and Validity. Seller has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is a party and the performance of Seller’s obligations hereunder and thereunder have been duly authorized by all requisite action. This Agreement is the legal, valid and binding obligation of Seller enforceable in accordance with its terms, and each of the other Transaction Documents to which it is a party has been duly authorized by Seller and upon execution and delivery by Seller will be a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium, reprieve from payment and liquidation proceedings and other Requirements of Law relating to or affecting creditors’ rights generally and by general equity principles).

(c) Governmental and Third-Party Consents. Except as set forth in Schedule 4.1(c), no consent, approval, license, permit, or authorization from, or filing or registrations with, or report, declaration or exemption by notice to, any Governmental Authority is required to be obtained or made by Seller or any of its Affiliates (other than those previously obtained) in connection with the execution, delivery or performance of the Transaction Documents by such party or the consummation by such party of the transactions contemplated by the Transaction Documents.

(d) No Conflict. Except as set forth in Schedule 4.1(d), neither the execution and delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby nor the compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

(1) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon any of the Acquired Assets, under (A) the Constituent Documents of Seller, (B) any Account Agreement, (C) any other material note, instrument, agreement, mortgage, or lease to which any of the Acquired Assets is subject or by which Seller (with respect to the Acquired Assets) is bound, (D) any Applicable Order to which Seller is a party or by which Seller is bound, or (E) any Requirements of Laws affecting Seller (with respect to the Acquired Assets) or the Acquired Assets; or

(2) require the approval, consent, authorization or act of, or the making by Seller of any declaration, filing or registration with, any Person.

(e) Acquired Assets and Assumed Liabilities. Except as set forth on Schedule 4.1(e), Seller is, and as of the Closing Date (and immediately prior to the Closing) will be, the owner of and have good and valid title to, the Acquired Assets free and clear of all Liens (other than the Comenity Non-Legacy Pool Participation), and LuxCo has granted an undivided participation interest in the Gross Receivables of LuxCo to Comenity, which is represented by the Comenity Non-Legacy Pool Participation.

(f) Absence of Certain Changes. Since July 12, 2017, except as set forth on Schedule 4.1(f), Seller has not (A) sold, leased or otherwise disposed of any of the Acquired Assets, except in accordance with the Program Policies and Procedures as then in effect; or (B) other than Liens to be released on or before the Closing Date or Liens in respect of the Comenity Non-Legacy Pool Participation, created any Lien over any part of the Acquired Assets (it being acknowledged that any act (or omission) by Seller between the date hereof and the Closing that was not in violation of Section 5.2 shall not be deemed to be a breach of the foregoing representation and warranty).

(g) Litigation. Except as set forth on Schedule 4.1(g), there are no Actions, or, to the Knowledge of Seller, investigations, pending against Seller related to any Acquired Asset or, to the Knowledge of Seller, threatened against Seller, related to any Acquired Asset. There are no Actions, or, to the Knowledge of Seller, investigations, pending, or to the Knowledge of Seller, threatened, against or relating to Seller, that has materially impaired or which, if adversely determined, would, individually or in the aggregate, reasonably be expected to materially impair the ability of Seller to perform its obligations under, or materially delay the consummation of the transactions contemplated by, this Agreement.

(h) No Brokers or Finders. Seller is solely responsible for and shall pay any Liability incurred by it for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby or by the Transaction Documents.

(i) No Prior Sale, Assignment or Securitization. Except for the Comenity Non-Legacy Pool Participation, Seller has not previously sold, assigned or securitized any of the Gross Receivables or any other Acquired Assets or has any contractual or other obligation to sell, assign, securitize or otherwise transfer any Gross Receivable or other Acquired Asset to any other party. To the extent that any of the Gross Receivables or other Acquired Assets has been securitized, Seller has the ability to repurchase such Gross Receivable or other Acquired Asset prior to the Closing.

(j) Accounting Treatment of Transfer. Seller intends to treat the conveyance of the Acquired Assets to Purchaser pursuant to this Agreement as a sale for purposes of GAAP.

(k) True Sale Opinions. If the Closing were to occur simultaneously with the execution of this Agreement, each True Sale Opinion would be issued by counsel to Seller and would be delivered to Seller on the date hereof.

(l) Disclaimer of Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER DOCUMENTS ENTERED INTO PURSUANT TO THIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT TO THE ACQUIRED ASSETS AND SPECIFICALLY MAKES NO WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND NONE SHALL BE IMPLIED AND ANY AND ALL REPRESENTATIONS AND WARRANTIES, WHETHER OR NOT RELATING TO THE ACQUIRED ASSETS, OTHER THAN THOSE SET FORTH IN THIS AGREEMENT AND OTHER DOCUMENTS ENTERED INTO PURSUANT TO THIS AGREEMENT, EXPRESS OR IMPLIED, ARE EXCLUDED; PROVIDED, HOWEVER, THAT THE FOREGOING DISCLAIMER AND EXCLUSION SHALL NOT APPLY TO, AND PURCHASER DOES NOT DISCLAIM RELIANCE ON, ANY REPRESENTATION THAT WAS KNOWINGLY, INTENTIONALLY AND FRAUDULENTLY MADE BY SELLER RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, REGARDLESS OF WHETHER SUCH REPRESENTATION IS SET FORTH IN THIS AGREEMENT.

Section 4.2 Representations of Purchaser. Purchaser represents and warrants to Seller as follows:

(a) Existence. Purchaser is a federal savings association, duly organized, validly existing and is in good standing under the laws of United States. Purchaser has the requisite power and authority to own its assets and the Acquired Assets, and is duly qualified and/or licensed to do business in each jurisdiction where the ownership or operation of its businesses and the Acquired Assets requires such qualification or license.

(b) Authorization and Validity. Purchaser has full power and authority to execute and deliver this Agreement and the other Transaction Documents, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the performance of Purchaser’s obligations hereunder and thereunder have been duly authorized by all requisite action. This Agreement is the legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, and each of the other Transaction Documents has been duly authorized by Purchaser and upon execution and delivery by Purchaser will be a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other Requirements of Law relating to or affecting creditors’ rights generally and by general equity principles).

(c) Governmental and Third-Party Consents. No consent, approval, license, permit, or authorization from, or filing or registrations with, or report, declaration or exemption by notice to, any Governmental Authority is required to be obtained or made by Purchaser or any of its Affiliates (other than those previously obtained) in connection with the execution, delivery or performance of the Transaction Documents by such party or the consummation by such party of the transactions contemplated by the Transaction Documents.

(d) No Conflict. Except as set forth in Schedule 4.2(d), neither the execution and delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

(1) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon any of the Acquired Assets, under (A) the Constituent Documents of Purchaser, (B) any Contract to which Purchaser is a party, (C) any other material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which Purchaser is a party, (D) any Applicable Order to which Purchaser is a party or is bound, or (E) any Requirements of Laws affecting Purchaser; or

(2) require the approval, consent, authorization or act of, or the making by Purchaser of any declaration, filing or registration with, any Person other than a Governmental Authority.

(e) Litigation. There are no Actions, or, to the Knowledge of Purchaser, investigations, pending, or to the Knowledge of Purchaser, threatened, against or relating to Purchaser, that has materially impaired or which, if adversely determined, would, individually or in the aggregate, reasonably be expected to materially impair the ability of Purchaser to perform its obligations under, or materially delay the consummation of the transactions contemplated by, this Agreement.

(f) Financing. Purchaser will have as of immediately prior to the expected Closing sufficient funds available to consummate the transactions contemplated hereby and the Other PSAs and pay the Aggregate Purchase Price and to discharge when due any expenses incurred by Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement.

(g) Brokers or Finders. Any liability incurred by Purchaser for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement and the other Transaction Documents or the transactions contemplated by this Agreement and the other Transaction Documents will be borne by Purchaser.

ARTICLE V

COVENANTS

Section 5.1 Operation of the Acquired Assets Prior to the Closing. Seller shall not without the prior written consent of Purchaser, do any of the following between the date hereof and the Closing, except (i) as otherwise expressly contemplated by the Transaction Documents, the Comenity Purchase Agreement or the New Program Agreement, (ii) as required by Requirements of Law or (iii) as set forth in Schedule 5.1:

(a) sell, assign, lease, encumber or otherwise transfer or dispose of any of the Acquired Assets, including the securitization of any Gross Receivables or other Acquired Assets to the extent that Seller does not have the right to repurchase such Gross Receivables prior to the Closing;

(b) re-age any of the Borrower Accounts and/or Gross Receivables other than in accordance with the Program Policies and Procedures in effect as of the date hereof and consistent with past practice under the Program for the 12 months preceding the date hereof; or

(c) agree with any Person or otherwise commit itself to do any of the foregoing.

Section 5.2 Filings and Consents.

(a) Each party shall use reasonable best efforts to file, as soon as practicable after the date hereof, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, each party shall, promptly after the date hereof, prepare and file any notifications required under any applicable antitrust or competition laws or regulations in connection with this Agreement. Each party shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Authority in connection with antitrust or related matters. Subject to the confidentiality provisions set forth in Section 11.12, Purchaser and Seller shall promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.2(a). Except where prohibited by applicable Requirements of Law or any Governmental Authority, and subject to the confidentiality provisions set forth in Section 11.12, Seller and Purchaser shall (1) cooperate with each other with respect to any filings made in connection with this Agreement and (2) provide the other party with copies of any publicly available documents made or submitted by it with or to any Governmental Authority in connection with this Agreement promptly upon the other party’s request.

(b) Purchaser and Seller shall use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to make effective the transactions contemplated by this Agreement as soon as practicable. Without limiting the generality of the foregoing, each party to this Agreement: (1) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Agreement; and (2) shall use reasonable best efforts to obtain the Requisite Regulatory Approvals.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b) or elsewhere in this Agreement, in connection with its efforts to obtain the Requisite Regulatory Approvals, Purchaser shall not have any obligation under this Agreement to divest or agree to divest, or cause any of its Affiliates to divest, any of their respective businesses, product lines or assets, or to take or agree to take (or cause any of its Affiliates to take or agree to take) any other action with respect to, or to agree (or cause any of its Affiliates to agree) to, any limitation or restriction on any of their respective businesses, product lines or assets.

Section 5.3 Acquisition Proposals. Seller shall not, and shall not authorize or permit any representative or any Affiliate of Seller to, directly or indirectly, solicit or encourage, or furnish information with respect to the Acquired Assets to or engage in any discussions with any Person in connection with, any proposal for the acquisition of all or a substantial portion of the Acquired Assets, other than as contemplated by this Agreement. Seller shall promptly cease or cause to be terminated any existing activities or discussions with any Person with respect to any of the foregoing and will promptly request the return of any confidential information provided to any Person in connection with a prospective acquisition of the Acquired Assets, other than Purchaser.

Section 5.4 True Sale Opinions. If between the date hereof and the Closing Date, any facts, circumstances or changes in Requirements of Law arise such that the condition set forth in Section 7.2(h) is not capable of being satisfied as a result thereof, Purchaser and Seller agree to cooperate and use reasonable best efforts to modify the terms and conditions hereof in order to cause the satisfaction of the condition precedent set forth in Section 7.2(h); provided, however, that neither party shall be required to make any economic or financial concessions or accommodations that are not reimbursed by the other party in connection with performing its obligations under this Section 5.4.

ARTICLE VI

TAX MATTERS

Section 6.1 Responsibility for Taxes.

(a) Seller shall be liable for and pay, all Taxes (other than Transfer Taxes) of, due from or otherwise imposed on Seller or upon any of its Affiliates or upon Purchaser or any of its Affiliates (by reason of transferee or successor liability or otherwise) (1) relating to the Acquired Assets or the operation of the Program by Seller or its Affiliates for Pre-Closing Tax Periods, (2) imposed on Seller’s (or its Affiliates’) net income or gross receipts arising from the sale of the Acquired Assets, or (3) that are attributable to any act with respect to the Acquired Assets taken by Seller or an Affiliate of Seller on the Closing Date prior to the Closing that is outside the ordinary course of business.

(b) Purchaser shall be liable for and pay all Taxes (other than Transfer Taxes) of, due from or otherwise imposed on Purchaser or upon any of its Affiliates or upon Seller or any of its Affiliates (1) relating to the Acquired Assets or the operation of the Program for Post-Closing Tax Periods or (2) imposed on the basis of Purchaser’s (or its Affiliates’) net income or gross receipts arising from its purchase of the Acquired Assets, but excluding any Taxes for which Seller is liable pursuant to Section 6.1(a)(2).

(c) For purposes of this Section 6.1, Taxes attributable to a portion of a taxable year or period shall be determined on a “closing of the books” basis as of the end of the day immediately preceding the Closing Date, except that Taxes, if any, imposed on a periodic basis (such as property taxes) shall be allocated on a daily basis.

(d) Notwithstanding anything herein to the contrary, all Transfer Taxes shall be borne and paid 50% by Seller and 50% by Purchaser, except that any Transfer Taxes which would not be due if Seller was formed in the United States shall be borne and paid by Seller. Any Tax Returns with respect to Transfer Taxes shall be prepared by the party that customarily has primary responsibility for filing such Tax Returns pursuant to applicable Requirements of Law. Seller and Purchaser shall provide to one another a true copy of each such return as filed and evidence of the timely filing thereof.

(e) Neither party nor any of its Affiliates shall be entitled to any information regarding (except to the extent required by the next sentence) any access to, any right to review or any right to obtain any consolidated, combined, affiliated or unitary Tax Return which includes Seller or Purchaser. Seller and Purchaser shall provide each other with such assistance as reasonably may be requested by either of them, including reasonable requests for information, including any IRS Form 1099-C or other information Tax Return, relating to the Acquired Assets, in connection with (1) the preparation of any Tax Return, or (2) any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes; provided, however, that, in accordance with the previous sentence of this Section 6.1(e), in no event shall either party or their respective Affiliates be required to provide the other party with access to or copies of its or its Affiliates’ Tax Returns (other than such an IRS Form 1099-C or any such information Tax Return). The party requesting assistance hereunder shall reimburse the other party for reasonable out-of-pocket expenses incurred in providing such assistance, provided, however, that, (i) Seller shall have no obligation to provide any information to Purchaser with respect to any sales tax recovery proceeding instituted by Seller or Purchaser except to the extent attributable to a Post-Closing Tax Period or otherwise required pursuant to either Section 6.1(d) or Section 6.1(i) to the extent such information does not constitute part of the Acquired Assets, and (ii) for purposes of receiving reimbursement, no independent contractors, such as accountants or attorneys, shall be consulted without the written consent of the party requesting assistance, which consent shall not be unreasonably withheld or delayed.

(f) Seller and Purchaser each shall be entitled to any refund of any Taxes for which it is liable under this Section 6.1 and any refund received by the other party shall be transferred to the party which is liable for the Tax under this Section 6.1.

(g) With regard to the preparation and filing of U.S. information returns on IRS Forms 1099-C for “identifiable events,” within the meaning of the Treasury Regulations under Section 6050P of the Code, with respect to the Borrower Accounts governing Gross Receivables in the Non-Legacy Pool, Seller shall be responsible for preparing and filing such forms for “identifiable events” that occur prior to the Closing Date and Purchaser shall be responsible for preparing and filing such forms for “identifiable events” that occur on or after the Closing Date (it being acknowledged and agreed that Seller shall be responsible for preparing and filing such forms for “identifiable events” that occur on or after the Closing Date with respect to the Borrower Accounts governing Gross Receivables in the Non-Legacy Pool that have been charged-off or were required to have been charged-off in accordance with the Program Policies and Procedures as of the Cut-off Time).

(h) With regard to the preparation and filing of U.S. information returns on IRS Forms 1099-MISC, if any, with respect to the Borrower Accounts governing Gross Receivables in the Non-Legacy Pool, Seller shall be responsible for preparing and filing such forms for events that occur prior to the Closing Date, and Purchaser shall be responsible for preparing and filing such forms for events that occur on or after the Closing Date.

(i) In addition to its other obligations pursuant to this Section 6.1, Seller agree (1) to inform Purchaser in writing, within 10 Business Days after execution of this Agreement, of all Special Tax Arrangements that are in effect with respect to any of the Acquired Assets as of the date of such writing and (2) to provide Purchaser in writing on such date a description of each such Special Tax Arrangement in sufficient detail as will reasonably inform Purchaser and its Affiliates so that they may investigate the opportunity to continue (or to apply for the continuation, transfer or renewal of) such Special Tax Arrangement after the Closing; provided, however, that Seller shall not be required to disclose any information with respect to a Special Tax Arrangement to the extent the disclosure of such information to Purchaser (i) would be prohibited by a legally binding confidentiality restriction in an agreement between Seller or an Affiliate of Seller and a Taxing authority or would otherwise be prevented by applicable Requirements of Law, or (ii) in the reasonable, good faith judgment of Seller, could adversely impact Seller’s or any of its Affiliates’ working relationship with the relevant Taxing authority or jeopardize Seller’s or any of its Affiliates’ ability to continue to benefit from the Special Tax Arrangement. As used in this Section 6.1(i), the term “Special Tax Arrangement” means any material concession, exemption, reduced rate, allowance, credit, holiday, suspension, election, registration, permit, operating method or reporting method that relates specifically to the Acquired Assets or the operation of the Program by Seller or its Affiliates, is not applicable to other substantial assets or operations of Seller or an Affiliate generally and has the effect of reducing the amount of, or eliminating, any Tax that would apply to any of the Acquired Assets in the absence of such concession, exemption, etc.; provided that any such concession, exemption, etc. will be considered material if, and only if, it results in a net Tax savings to Seller and its Affiliates of at least $25,000 for the 12-month period prior to the date on which the Special Tax Arrangement is required to be reported pursuant to this Section 6.1(i) (with such net Tax savings for any Special Tax Arrangement in effect for less than 12 months being determined on an annualized basis). If Seller or an Affiliate enters into a new Special Tax Arrangement with respect to any of the Acquired Assets after the date of execution of this Agreement, then Seller shall update the information provided pursuant to this Section 6.1(i) one month prior to the Closing, and again within one week after the Closing, in each case to the extent the information described in the first sentence of this Section 6.1(i) was not already provided with respect to such Special Tax Arrangement. Purchaser and Seller agree that, notwithstanding any other provision of this Agreement to the contrary, Seller and its Affiliates shall have no liability hereunder for a failure to comply with this Section 6.1(i) unless Seller and its Affiliates do not make a good faith attempt to do so.

(j) Seller shall cause, or have caused previously, an election under Section 754 of the Code to be filed with the protective IRS Form 1065 filed related to the Program for the taxable year that includes the Closing Date, with respect to the arrangements that may include and be among any of PayPal, Comenity, LuxCo, BMLI, Chestnut, and/or any of their Affiliates, as the case may be.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions Precedent to Obligation of Purchaser. The obligation of Purchaser to consummate the transactions contemplated hereunder is subject to the satisfaction, on or prior to the Closing, of the following conditions, any or all of which may be waived in writing, in whole or in part, by Purchaser:

(a) Requisite Regulatory Approvals. The Requisite Regulatory Approvals shall have been obtained or made and shall be in full force and effect and all waiting periods required by applicable Requirements of Law in connection therewith shall have expired or been terminated.

(b) No Injunction or Other Restraint. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Requirements of Law (whether temporary, preliminary or permanent) that remains in effect and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining, enjoining or prohibiting the consummation of the transactions contemplated hereby.

(c) Accuracy of Representations and Warranties. (i) Each of the Fundamental Representations qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and at and as of the Closing, as if made at and as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as if made as of such date) and (ii) all other representations and warranties of Seller contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct at and as of the Closing, as if made at and as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as if made as of such date) (disregarding all qualifications as to “materiality,” “Material Adverse Effect” or a similar qualifier), except, in each case of this clause (ii), to the extent that their failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; provided, however, that only those matters disclosed in the Schedules shall be deemed included in the Schedules hereto for purposes of determining the accuracy of the representations and warranties of Seller as of the Closing.

(d) Compliance with Covenants. The covenants and agreements contained in this Agreement to be complied with and/or performed by Seller at or before the Closing Date shall have been complied with and/or performed in all material respects.

(e) Closing Certificate. Seller shall have furnished Purchaser with a certificate, executed by a duly authorized officer of each Seller, certifying the matters set forth in Sections 7.1(c) and 7.1(d) as of the Closing Date.

(f) Transaction Documents. Seller shall have delivered to Purchaser a duly executed counterpart of the Bill of Sale and Assumption Agreement. Chestnut shall have delivered the letter agreement attached hereto as Exhibit D and Comenity shall have delivered the letter agreement attached hereto as Exhibit E. Seller shall have furnished Purchaser with a properly completed IRS Form W-8BEN-E executed by a duly authorized officer of Seller.

(g) Chestnut Transaction. The Chestnut Transaction will close concurrently with the Closing.

(h) BMLI Transaction. The BMLI Transaction will close concurrently with the Closing.

(i) Comenity Transaction. The Comenity Transaction will close concurrently with the Closing.

Section 7.2 Conditions Precedent to Obligation of Seller. The obligation of Seller to consummate the transactions contemplated hereunder is subject to the satisfaction, on or prior to the Closing, of the following conditions, any or all of which may be waived in writing, in whole or in part, by Seller:

(a) Requisite Regulatory Approvals. The Requisite Regulatory Approvals shall have been obtained or made and shall be in full force and effect and all waiting periods required by applicable Requirements of Law in connection therewith shall have expired or been terminated.

(b) No Injunction or Other Restraint. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Requirements of Law (whether temporary, preliminary or permanent) that remains in effect and that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining, enjoining or prohibiting the consummation of the transactions contemplated hereby.

(c) Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects at and as of the Closing, as if made at and as of the Closing (other than any representation and warranty that is qualified by “materiality,” “material adverse effect” or a similar qualifier, which representation and warranty shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing), other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as if made as of such date, other than any representation and warranty is qualified by “materiality,” “material adverse effect” or a similar qualifier, which representation and warranty shall be true and correct in all respects.

(d) Compliance with Covenants. The covenants and agreements contained in this Agreement to be complied with and/or performed by Purchaser at or before the Closing Date shall have been complied with and/or performed in all material respects.

(e) Closing Certificate. Purchaser shall have furnished Seller with a certificate, executed by a duly authorized officer of Purchaser, certifying the matters set forth in Sections 7.2(c) and 7.2(d) as of the Closing Date.

(f) Transaction Documents. Purchaser shall have delivered to Seller a duly executed counterpart of the Bill of Sale and Assumption Agreement. Chestnut shall have delivered the letter agreement attached hereto as Exhibit D and Comenity shall have delivered the letter agreement attached hereto as Exhibit E.

(g) No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.

(h) True Sale Opinions. Seller shall have received an opinion from counsel substantially in the form of the LuxCo True Sale Opinion and the U.S. True Sale Opinion, and a letter authorizing Seller to provide a copy of each such opinion to Seller’s financial auditors solely as an evidential matter in support of such auditors’ evaluation of management’s assertion that the transfer of the Acquired Assets meets the isolation criterion of ASC 860.

(i) Chestnut Transaction. The Chestnut Transaction will close concurrently with the Closing.

(j) BMLI Transaction. The BMLI Transaction will close concurrently with the Closing.

(k) Comenity Transaction. The Comenity Transaction will close concurrently with the Closing.

ARTICLE VIII

INTENTIONALLY OMITTED

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned, at any time before the Closing only by either Purchaser or Seller, in the event that the BMLI Purchase Agreement is terminated in accordance with its terms.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall thereupon become null and void and of no further force and effect, except for the provisions of Section 9.1, this Section 9.2 and Article XI; provided, further, that nothing herein shall affect the rights or remedies of any party with respect to any breach of any provision of this Agreement prior to termination, including any breach of the obligation to close. Notwithstanding the foregoing, nothing in this Section 9.2 shall be deemed to release any party from any Liability for any breach by such party of any of the terms or provisions of this Agreement or impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.1 Survival. All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement; provided, however, that, except as otherwise provided in this Article X, the representations and warranties contained in Article IV (other than the Fundamental Representations) shall terminate on the 18-month anniversary of the Closing Date. Except as otherwise provided herein, no claim shall be made for the breach of any representation or warranty contained in Article IV or under any certificate delivered with respect thereto under this Agreement after the date on which such representations and warranties terminate as set forth in this Section 10.1.

Section 10.2 Indemnification by Seller.

(a) Seller will save, defend and indemnify Purchaser and its Affiliates and each of their respective directors, officers and employees (collectively with Purchaser and its Affiliates, the “Purchaser Indemnitees”) against, and agrees to hold each of them harmless from, any and all Losses incurred or suffered by any Purchaser Indemnitees and arising out of or resulting from (1) the failure of any representation or warranty made by Seller to be true and correct as of the Closing as if made on the Closing Date, (2) any breach of an agreement or covenant made by Seller in this Agreement, (3) any failure of Seller to comply with any applicable “bulk sales” or similar Requirements of Law in connection with the consummation of the transactions contemplated hereby or (4) any Excluded Liability of Seller related to or arising out of the Acquired Assets or the Program.

(b) The indemnification provided for in this Section 10.2 shall terminate on the 18-month anniversary of the Closing Date, except for:

(1) the representations and warranties of Seller set forth in Sections 4.1(a), (b), (e) and (h) (collectively, the “Fundamental Representations”) and the indemnification obligations set forth in Sections 10.2(a)(3) and 10.2(a)(4), which shall survive indefinitely;

(2) the covenants set forth in Section 6.1, all of which shall survive for 60 days following the expiration of the relevant statutes of limitations; and

(3) any Loss of which any Purchaser Indemnitee has notified Seller in accordance with the requirements of Section 10.6 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 10.2, as to which the obligation of Seller shall continue until the liability of Seller shall have been determined pursuant to this Article X, and Seller shall have reimbursed all Purchaser Indemnitees for the full amount of such Loss in accordance with the terms hereof.

Section 10.3 Limitations on Indemnification Obligations of Seller.

(a) Deductible. Notwithstanding anything to the contrary contained herein, Seller shall have no obligation to indemnify Purchaser or any Purchaser Indemnitees with respect to any Losses described in Section 10.2(a)(1) until the aggregate amount of the Losses for which the Purchaser Indemnitees are otherwise entitled to indemnification under Section 10.2(a)(1) exceeds the Deductible and, in which event, Seller shall be obligated to pay only the amount of all of the Losses for which the Purchaser Indemnitees are entitled to indemnification under Section 10.2(a)(1) that are in excess of the Deductible; provided, however, that the limitations contained in this Section 10.3(a) shall not apply to claims for indemnification in respect of breaches of any Fundamental Representations.

(b) Cap. Notwithstanding anything to the contrary contained herein, Seller shall have no Liability to indemnify Purchaser or any Purchaser Indemnitees from and against (1) Losses described in Section 10.2(a)(1) (other than in respect of any Fundamental Representations) to the extent such Losses exceed 6% of the Total Consideration or (2) Losses arising from a breach of any Fundamental Representations or Losses described in Section 10.2(a)(2) or in Section 10.2(a)(3) to the extent such Losses exceed the Total Consideration; provided, however, that the limitations contained in this Section 10.3(b) shall not apply to claims for indemnification with respect to Section 6.1.

(c) Solely for purposes of calculating the amount of any Losses arising from a breach of any representation or warranty of Seller under Section 10.2(a)(1) (and not for purposes of determining whether a breach has occurred), such representation and warranty shall be considered without regard to any qualification by or reference to or the words “material,” “Material Adverse Effect,” “materially” or words of like import contained therein.

Section 10.4 Indemnification by Purchaser.

(a) Purchaser will save, defend and indemnify Seller and its Affiliates and each of their respective directors, officers and employees, (collectively with Seller and its Affiliates, “Seller Indemnitees”) against, and agrees to hold each of them harmless from, any and all Losses incurred or suffered by any Seller Indemnitee arising out of or resulting from (1) the failure of any representation or warranty made by Purchaser to be true and correct as of the Closing as if made on the Closing Date, (2) any breach of an agreement or covenant made by Purchaser in this Agreement or (3) any Assumed Liability.

(b) The indemnification provided for in this Section 10.3 shall terminate on the 18-month anniversary of the Closing Date, except for:

(1) the representations and warranties of Purchaser set forth in Sections 4.2(a), (b), (f) and (g) (collectively, the “Purchaser Fundamental Representations”) and the indemnification obligations set forth in Section 10.3(a)(3), which shall survive indefinitely;

(2) the covenants set forth in Section 6.1, which shall survive for 60 days following the expiration of the relevant statutes of limitations; and

(3) any Loss of which any Seller Indemnitee has notified Purchaser in accordance with the requirements of Section 10.6 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 10.4, as to which the obligation of Purchaser shall continue until the liability of Purchaser shall have been determined pursuant to this Article X, and Purchaser shall have reimbursed all Seller Indemnitees for the full amount of such Loss in accordance with the terms hereof.

Section 10.5 Limitations on Indemnification Obligations of Purchaser.

(a) Deductible. Notwithstanding anything to the contrary contained herein, Purchaser shall have no obligation to indemnify Seller or any Seller Indemnitees with respect to any Losses described in Section 10.4(a)(1) until the aggregate amount of the Losses for which the Seller Indemnitees are otherwise entitled to indemnification under Section 10.4(a)(1) exceeds the Deductible and, in which event, Purchaser shall be obligated to pay only the amount of all of the Losses for which the Seller Indemnitees are entitled to indemnification under Section 10.4(a)(1) that are in excess of the Deductible; provided, however, that the limitations contained in this Section 10.5(a) shall not apply to claims for indemnification in respect of breaches of any Purchaser Fundamental Representations.

(b) Cap. Notwithstanding anything to the contrary contained herein, Purchaser shall have no Liability to indemnify Seller or any Seller Indemnitees from and against (1) Losses described in Section 10.4(a)(1) (other than in respect of any Purchaser Fundamental Representations) to the extent such Losses exceed 6% of the Total Consideration or (2) Losses arising from a breach of any Purchaser Fundamental Representations or described in Section 10.4(a)(2) to the extent such Losses exceed the Total Consideration; provided, however, that the limitations contained in this Section 10.5(b) shall not apply to claims for indemnification with respect to Section 6.1.

(c) Solely for purposes of calculating the amount of any Losses arising from a breach of any representation or warranty of Purchaser under Section 10.4(a)(1) (and not for purposes of determining whether a breach has occurred), such representation and warranty shall be considered without regard to any qualification by or reference to or the words “material,” “Material Adverse Effect,” “materially” or words of like import contained therein.

Section 10.6 Indemnification; Notice and Settlements.

(a) In the event that any Purchaser Indemnitee or Seller Indemnitee (the “Indemnified Party”) has or deems in good faith to have incurred or suffered, or believes in good faith that it may reasonably incur or suffer, Losses for which it may be entitled to indemnification hereunder, such Indemnified Party may give to the party obligated to provide indemnification to such Indemnified Party (the “Indemnifying Party”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any pending or threatened action at law or suit in equity by or against a third Person as to which indemnification will be sought (each such action or suit being a “Third Person Claim”) shall be given promptly after the Indemnified Party becomes aware of the commencement of the action or suit; provided further; however, that failure to give such notice shall not limit the obligations of any Indemnifying Party hereunder except to the extent that such failure to give notice materially prejudices the defense of such Third Person Claim.

(b) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article X shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnifying Party; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnifying Party shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

(c) The Indemnifying Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Person Claim against any Indemnified Party as to which indemnification will be sought by any Indemnified Party from any Indemnifying Party hereunder, and in any such case the Indemnified Party shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party in connection therewith; provided, however, that:

(1) the Indemnified Party may participate in, through counsel chosen by it and at its own expense, but may not determine or conduct, the defense of any such Third Person Claim as to which the Indemnifying Party has so elected to conduct and control the defense thereof; and

(2) the Indemnifying Party shall not, without the written consent of the Indemnified Party (which written consent shall not be unreasonably conditioned, withheld or delayed), pay, compromise or settle any such Third Person Claim.

(d) If the Indemnifying Party elects not to proceed with the defense of any Third Person Claim, then the Indemnified Party shall have the right to conduct and control, through counsel reasonably satisfactory to the Indemnifying Party, the defense, compromise or settlement of any such Third Person Claim against such Indemnified Party as to which indemnification will be sought by any Indemnified Party from any Indemnifying Party hereunder; provided, however, that the Indemnified Party shall not pay, settle or compromise any such Third Person Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably conditioned, withheld or delayed).

(e) In the event of any conflict between the provisions of Article VI and the provisions of this Article X, the provisions of Article VI shall control in all respects.

Section 10.7 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be calculated (a) on an After-Tax Basis and (b) net of actual recoveries under existing insurance policies (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums), it being understood that an Indemnified Party shall not be obligated to seek recovery under or maintain insurance policies. No Purchaser Indemnitee shall make any claim for indemnification under this Article X in respect of the amount of any Loss to the extent that such amount was included in the calculation of the Total Consideration pursuant to Section 2.4 and effected a dollar-for-dollar reduction thereof, and no Purchaser Indemnitee shall be entitled to recover pursuant to the provisions of Article VI or the provisions of this Article X to the extent it has recovered such Losses based on a claim for indemnification under any Other PSA or the New Program Agreement.

Section 10.8 Exclusive Remedy. Except (x) in respect of intentional fraud knowingly committed, (y) with respect to any equitable remedies pursuant to Section 11.11 or (z) for breach of Section 11.12 hereof, Seller and Purchaser acknowledge and agree that the indemnification provisions of this Article X shall be the exclusive remedy between the parties following the Closing for the matters covered by this Agreement (including any liabilities arising prior to the Closing), and no party shall seek any other monetary recovery from the other party with respect to such matters under theories of strict liability, negligence or other theory of recovery, whether under contract or tort or at law or in equity; provided, however, that the foregoing limitations shall not apply to any damages to the extent arising out of, relating to or caused by intentional fraud knowingly committed by Seller or Purchaser, respectively, or any remedies that cannot be waived as a matter of law.

Section 10.9 Mitigation. Each of the parties agrees to use commercially reasonable efforts to mitigate their respective Losses to the extent required by applicable Requirements of Law.

Section 10.10 Coordination with New Program Agreement. If an event or circumstance related to the Program that gives rise to a party’s rights under Article IX of the New Program Agreement or Schedule 9.5 of the New Program Agreement also arises out of a pattern, practice, event or circumstance that existed in the Program prior to the Cut-off Time and that also may be subject to indemnification pursuant to this Agreement, the following shall, but without any duplication, govern the coordination of rights under this Agreement and the New Program Agreement:

(a) Except as set forth in Section 9.6(a) of the New Program Agreement, the rights and remedies with respect to Losses that arise out of acts or omissions prior to the Closing shall be governed by this Agreement; and

(b) The rights and remedies with respect to Losses that arise out of acts or omissions after the Closing shall (to the extent applicable) be governed by Article IX of the New Program Agreement and Schedule 9.5 of the New Program Agreement;

(c) If Losses arising out of or relating to a pattern, practice, event or circumstance described above are not differentiated according to the timing of the underlying event or circumstance (“Undifferentiated Losses”), e.g., attorneys’ fees, that applies to the resolution of the entire matter, the Undifferentiated Losses shall be allocated between this Agreement and the New Program Agreement in proportion to the amount of Losses that are ordered or agreed to be remediated with respect to the periods before and after the Closing Date.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (a) on the date of delivery, if personally delivered by hand, (b) upon the fourth day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested or (c) on the Business Day scheduled for delivery (or if such date is not a Business Day, the next Business Day), if such notice is sent by a nationally recognized overnight express courier if addressed as follows:

if to Purchaser to:

Synchrony Bank

170 W. Election Road

Draper, Utah 84020

Attention: President

with copies to:

Synchrony Financial

777 Long Ridge Rd., Building S

Stamford, CT 06927

Attention: Chief Financial Officer

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Jon-Paul Bernard

if to Seller to:

PayPal (Europe) S.À R.L. et CIE, S.C.A.

22 – 24 boulevard Royal

Luxembourg

L-2449

Attn: Rupert Keeley

with a copy to:

PayPal (Europe) S.À R.L. et CIE, S.C.A.

22 – 24 boulevard Royal

Luxembourg

L-2449

Attn: David Ferri

Notices and other communications may also be sent to such other address or addresses as Purchaser or Seller may from time to time designate by notice as provided herein, except that notices of change of address will be effective only upon receipt.

Section 11.2 Successors and Assigns. This Agreement shall be binding upon: (a) Seller and Seller’s successors and permitted assigns (if any) and (b) Purchaser and its successors and permitted assigns (if any). Subject to the terms and conditions of the New Program Agreement, following the Closing, Purchaser may freely assign any or all of its rights under this Agreement (including its indemnification rights under Article X), in whole or in part, to any other Person (1) that is an Affiliate of Purchaser or (2) in connection with any merger or consolidation or the sale, transfer or other disposition of the Acquired Assets, in each case, without obtaining the consent or approval of any other party hereto or of any other Person; provided, however, that no such assignment shall release Purchaser from any Liabilities under this Agreement. Seller shall not be permitted to assign any of Seller’s rights or delegate any of Seller’s obligations under this Agreement without Purchaser’s prior written consent. Any attempted assignment or delegation in violation of this Section 11.2 shall be null and void.

Section 11.3 Entire Agreement; Amendment; Waiver. The Transaction Documents embody the entire agreement of the parties hereto with respect to the purchase and sale of the Acquired Assets and supersede all prior agreements with respect thereto. Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. Any waiver must be in writing and signed by the party to be charged therewith. The waiver of any condition to Closing based on the accuracy of any representation or warranty, or the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of damages or other remedy based on the inaccuracy of such representation or warranty or the failure to perform or comply with such covenant or obligation. In no event shall a term or provision of this Agreement be deemed to have been modified or amended, unless a modification or amendment is in writing and signed by the parties hereto.

Section 11.4 Counterparts. This Agreement may be executed in two or more counterparts any of which may be delivered by facsimile or electronic transmission and all of which will together constitute one and the same instrument. The parties acknowledge that delivery of executed copies of this Agreement may be effected by facsimile, electronic or other comparable means.

Section 11.5 Governing Law and Venue. The parties acknowledge that this Agreement shall be governed, enforced, performed and construed in accordance with the laws of the State of New York (excepting only those conflicts of laws provisions which would serve to defeat the operation of New York substantive law). Each party acknowledges that its legal counsel participated in the drafting of this Agreement. The parties hereby irrevocably submit themselves to the exclusive personal and subject matter jurisdiction of the state and federal courts located in the State of New York for the resolution of all disputes, whether at law or in equity, arising from or relating to this Agreement and/or the enforcement or interpretation of any of the terms or conditions hereof.

Section 11.6 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 11.7 Severability. If any term or condition of this Agreement should be held invalid by a court, arbitrator or tribunal of competent jurisdiction in any respect, such invalidity shall not affect the validity of any other term or condition hereof. If any term or condition of this Agreement should be held to be unreasonable as to time, scope or otherwise by such a court, arbitrator or tribunal, it shall be construed by limiting or reducing it to a minimum extent so as to be enforceable under then applicable Requirements of Law.

Section 11.8 Public Announcement. From and after the date hereof, except as expressly contemplated by this Agreement, neither Seller nor Purchaser shall (and each of Seller and Purchaser shall ensure that none of its respective Representatives shall) issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement, any Other PSA or any of the transactions or documents contemplated by this Agreement (including the New Program Agreement) or the Other PSAs, without the other party’s prior written consent, except (a) as required in order to fulfill its obligations hereunder (e.g., in connection with seeking the Requisite Regulatory Approvals); (b) for disclosure of information that (i) is not inconsistent with any mutually agreed release or announcement previously issued or (ii) is required by applicable Requirements of Law or the rules or regulations of any stock exchange on which a party’s ultimate parent company’s securities are traded or of any other Governmental Authority having jurisdiction over such party; and (c) for disclosures to Persons involved in dispute resolution proceedings hereunder (including courts, arbitrators, witnesses, experts and attorneys) who are instructed or otherwise under a legal or ethical obligation to maintain the confidentiality of the disclosed information. Purchaser shall not provide the counterparty to any Other PSA with consent to issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) any Other PSA or any of the transactions or documents contemplated by the Other PSAs, without the prior written consent of Seller.

Section 11.9 Third-Party Beneficiaries. Nothing in this Agreement, expressed or implied, will confer on any person, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities; provided, however, that the provisions of Article X will inure to the benefit of the Indemnified Parties.

Section 11.10 Expenses. Except as otherwise expressly stated in this Agreement or in the New Program Agreement, any expenses incurred by either of the parties hereto shall be borne by the party incurring such cost, expense or charge whether or not the series of transactions contemplated by this Agreement shall be consummated.

Section 11.11 Specific Performance and Other Equitable Relief. The parties hereby expressly recognize and acknowledge that given the uniqueness of the Acquired Assets and the transactions contemplated hereby, neither party will have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms and that immediate, extensive and irreparable damage would result in the event that this Agreement is not specifically enforced. Therefore, in addition to, and not in limitation of, any other remedy available to the parties hereto, in the event of any breach or threatened breach by a party to this Agreement of any covenant, obligation or other provision of such party set forth in this Agreement, the non-breaching party shall be entitled to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and an injunction restraining such breach or threatened breach, without the requirement to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action. Each party hereby submits to the exclusive jurisdiction of the state or federal courts of the State of New York in any equitable proceeding for the enforcement of any such decree of specific performance, and agrees that such decree of specific performance may be entered in any court, in or out of the State of New York, having jurisdiction thereof.

Section 11.12 Confidentiality.

(a) General Confidentiality Obligation. All information furnished by a party (the “Disclosing Party”) to any other party (the “Receiving Party”) in connection with this Agreement or the other Transaction Documents shall be kept confidential and each party shall cause their respective Affiliates, officers, directors, employees, agents and advisors (including, attorneys, accountants, consultants, bankers and financial advisors) (collectively, with regard to either party, such party’s “Representatives”), to keep confidential and not disclose to any third party any and all information concerning the series of transactions contemplated herein, the terms of this Agreement and any other agreement or document executed in connection herewith and any and all information obtained from the other party concerning the assets, properties and business of the other party (such information, collectively, the “Confidential Information” of the Disclosing Party), and shall not use such Confidential Information for any purpose other than consummating the transaction contemplated by this Agreement; provided, however, that neither party shall be subject to the above obligations with respect to any such information provided to it by the other party that: (1) was in the Receiving Party’s possession or in the public domain at the time of the Disclosing Party’s disclosure (other than in connection with the structuring, negotiation and execution of this Agreement and any other agreement or document executed in connection herewith and the transactions contemplated herein), or subsequently enters the public domain other than in violation of this Agreement by the Receiving Party; (2) is obtained by the Receiving Party from a third party, that is not known by the Receiving Party to be subject to a confidentiality agreement with the Disclosing Party; (3) is independently developed by or on behalf of the Receiving Party or any of its Affiliates without the use of Confidential Information; (4) is discovered through examination of publicly available records or products; (5) is authorized for public disclosure by the Disclosing Party; or (6) is disclosed by a party to its auditors or counsel or is required to be disclosed to its lenders, to the extent required for the purpose of consummating the transactions contemplated hereby. The parties recognize and acknowledge that, following the Closing, Borrower Data and all information contained therein including the Borrower Lists shall be treated in accordance with Articles III and X of the New Program Agreement. Disclosure of the other party’s Confidential Information shall not be precluded under this Agreement if such disclosure is (i) required by Requirements of Law, including the rules and regulations of any stock exchange on which the Receiving Party’s ultimate parent company’s securities are traded or of any other Governmental Authority having jurisdiction over the Receiving Party or (ii) in response to a valid subpoena or order of a court or other Governmental Authority or other valid legal process; provided, however, that, in the event that either party hereto receives a request to disclose any Confidential Information in connection with a process described in the preceding clause (2) of this Section 11.12(a), such party shall (A) to the extent practicable in the circumstances, notify the other party thereof promptly after receipt of such request, (B) consult with the other party on the advisability of taking steps to resist or vary such request, and (C) if disclosure is required or deemed advisable, cooperate with the other party in any attempt that it may make to obtain a protective order or other reliable assurance that confidential treatment will be applied to the Confidential Information. Any expenses incurred hereunder shall be the responsibility of the party that owns such Confidential Information.

(b) Return of Confidential Information. In the event that the transactions contemplated by this Agreement shall fail to be consummated, each party shall promptly cause all originals and copies of documents or extracts thereof containing such Confidential Information and data as to a Disclosing Party to be returned to the Disclosing Party or destroyed, at such party’s election, and, upon written request from the Disclosing Party, shall cause an officer to so certify to the Disclosing Party; provided, however, that a party may retain a list containing general descriptions of information destroyed; provided further, however, that nothing herein shall require (1) the Receiving Party or its Representatives to erase any Confidential Information that is an archived computer system backup in accordance with its or their security and/or disaster recovery procedures and (2) if statutory or regulatory document retention obligations or internal compliance policies require the Receiving Party to retain a certain portion of the Confidential Information, the Receiving Party may retain copies of such portion as part of its customary storage archives, provided that access to any such Confidential Information so retained shall be limited only to such persons as may be necessary to comply with the applicable statutory or regulatory document retention obligations or compliance policies.

(c) Post-Closing.

(1) On and after the Closing Date, Purchaser shall be deemed to be the Disclosing Party with respect to all information furnished by Seller to Purchaser relating to the Acquired Assets that were sold under this Agreement, and Seller shall be deemed to be the Receiving Party of such information.

(2) Subject to the limitations of this Section 11.12(c), Purchaser hereby agrees that Seller may use and disclose PSA Residual Information solely as contemplated by the New Program Agreement.

(3) “PSA Residual Information” means information described in clause (a) or clause (b) of the definition of Borrower Data, including information from a Borrower List in the possession or control of Seller, its Affiliates or service providers.

(d) Violation of Law. Notwithstanding anything to the contrary in this Agreement, a party shall not be obligated to take any action with respect to the collection, use or disclosure of information made in connection with this Agreement that such party reasonably believes would cause or would be reasonably expected to cause a party to violate any Requirements of Law (including privacy and security laws and the reuse and re-disclosure provisions of the Gramm-Leach-Bliley Act).

Section 11.13 Further Assurances. Each party shall, whenever and as often as reasonably requested to do so by the other party, execute, acknowledge and deliver any and all such other and further acts, assignments, endorsements, transfers and any instruments of further assurance, approvals and consents as are necessary or proper in order to complete, ensure and perfect the transactions contemplated hereby.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of the parties hereto as of the day and year first above written.

SYNCHRONY BANK

By:	/s/ Thomas Quindlen
Name: Thomas Quindlen
Title: EVP Retail Card

PAYPAL (EUROPE) S.À R.L. ET CIE, S.C.A.

By:	/s/ Sean Byrne
Name: Sean Byrne
Title: Chief Operating Officer